Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2011	2010	2009	2008	2007
	(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$2,199	$2,988	$2,962	$2,407	$3,937
Less:
Income (loss) from equity investees	240	340	(9)	(14)	390
Add:
Interest expensed	245	248	248	240	206
Capitalized interest amortized or expensed	—	2	2	8	12
Portion of rents representative of the interest factor	28	28	29	31	31
Distributions from equity investees	184	125	51	166	151

Income as adjusted	$2,416	$3,051	$3,301	$2,866	$3,947

Fixed charges:
Interest expensed	$245	$248	$248	$240	$206
Portion of rents representative of the interest factor	28	28	29	31	31

Fixed charges	$273	$276	$277	$271	$237

Ratio of consolidated earnings to fixed charges	8.85	11.05	11.92	10.58	16.65